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                               January 24, 2024

       Francis Knuettel II
       Interim Chief Executive Officer
       Chromocell Therapeutics Corporation
       4400 Route 9 South, Suite 1000
       Freehold, NJ 07728

                                                        Re: Chromocell
Therapeutics Corporation
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed January 16,
2024
                                                            File No. 333-269188

       Dear Francis Knuettel II:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

       Amendment to Form S-1 filed January 16, 2023

       Prospectus Summary
       Business
       Equity Line of Credit, page 1

   1. We note your disclosure that you are "negotiating an arrangement with the Holder of the
                                                        Investor Note to enter
into an Equity Line of Credit (the    ELOC   ) subsequent to the
                                                        IPO." Please revise to
clearly disclose, if true, that an equity line of credit agreement has not been, and may never
be, finalized and executed and that there is no assurance that you will enter into an
equity line of credit agreement. In addition, please add a risk factor discussing the various
risks relating to the potential equity line of credit agreement you are negotiating. For
example only, you should discuss the potential dilutive effect, the potential impact on
your liquidity, and any potential negative impact the equity line of credit agreement may
have.
 Francis Knuettel II
FirstName
ChromocellLastNameFrancis   Knuettel II
            Therapeutics Corporation
Comapany
January 24,NameChromocell
           2024             Therapeutics Corporation
January
Page 2 24, 2024 Page 2
FirstName LastName
Use of Proceeds, page 42

2. Please update your disclosure to discuss the approximate amount of proceeds you intend to use for each of the Spray Formulations you licensed from Benuvia Operations, LLC or otherwise advise.
Business, page 53

3.       We note you recently "entered into an exclusive licensing agreement
(the    Benuvia
         License Agreement   ) with Benuvia Operations, LLC (   Benuvia   ) for
a sublingual
         formulation of a Diclofenac spray for the treatment of acute pain (the Diclofenac Spray
         Formulation   ), a Rizatriptan sublingual spray formulation (the
Rizatriptan Spray
         Formulation   ) and an Ondansetron sublingual spray formulation (the
 Ondansetron Spray
         Formulation   ), diversifying [y]our pipeline of non-opioid pain
treatment therapies, while
         adding therapeutic options for related conditions." Please update your disclosure throughout your business section where appropriate to discuss your strategy and development plans, including a discussion of the regulatory pathway(s) you plan to pursue for each of these product candidates or otherwise advise.
Our Strategy, page 54

4. We note you recently entered into a license agreement with Benuvia Operations, LLC for certain sublingual spray formulations of certain product candidates. Please update your disclosure to discuss your development strategy for these product candidates or otherwise advise.
Overview, page 54

5. You state that the Diclofenac spray has started clinical development in human volunteers.
         Please revise your disclosure to identify your current stage of clinical development for your spray formulation of Diclofenac and disclose the material details of the
         "development in human volunteers" that has been conducted to date or you have started.
6. You state that preliminary pharmacokinetics suggest that the Diclofenac spray formulation may have a faster onset of action than oral Diclofenac tablets. Please discuss the pharmacokinetic results and how you concluded that the Diclofenac spray formulation may have a faster onset of action.
7. You state that Rizatriptan is thought to be superior to Sumatriptan by a number of clinical measures. Please provide your basis for this statement. In addition, please discuss if
         Sumatriptan is considered a competitor of Rizatriptan.
8.       We note your Benuvia License Agreement appears to cover additional
"Spray
         Formulations." Please revise your disclosure to clarify the other spray formulations you plan to develop pursuant to the Benuvia License Agreement or otherwise advise. Your disclosure should discuss the current stage of clinical development and the results of any
 Francis Knuettel II
Chromocell Therapeutics Corporation
January 24, 2024
Page 3
       material trials conducted to date as well as the material terms of any ongoing or planned trials for the other "Spray Formulations" you plan to develop.
Our Addressable Market, page 57

9. If material, please update your disclosure to discuss the market(s) for the Spray
       Formulations you licensed from Benuvia Operations, LLC or otherwise advise.
Intellectual Property, page 58

10. We note your disclosure on page 86 that the "Diclofenac Spray Formulation is patented."
       Please update your disclosure here to discuss the material patent(s) covered by your license with Benuvia Operations, LLC, including the type(s) of patent protection, the expiration dates and the applicable jurisdictions.
Certain Relationships and Related Party and Other Transactions, page 86

11. We note your discussion of the Benuvia License Agreement. Please include a discussion all material terms of the agreement including a description of the rights and obligations of the parties thereto, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received and the termination provisions.
Condensed Interim Financial Statements for the Nine Months ended September 30, 2023
Note 8. Subsequent Events, page F-30

12. Revise to provide disclosure about your accounting for the Benuvia License Agreement, including how you valued the 384,226 common shares issued in connection with the
       Agreement.
       Please contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameFrancis Knuettel II
                                                             Division of
Corporation Finance
Comapany NameChromocell Therapeutics Corporation
                                                             Office of Life
Sciences
January 24, 2024 Page 3
cc:       David Danovitch, Esq.
FirstName LastName